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                               [INTERWOVEN LOGO]



                                  May 9, 2001



Dear Employees:

     We previously sent you details of a stock option Exchange Program, including an Option Exchange Memorandum describing the Exchange Program. We have attached a version of the Option Exchange Memorandum that includes summary financial data, which was missing from the previous version (see Section 9 of the Option Exchange Memorandum). If you have already made your election you do not need to re-submit your election forms or take any other actions at this time.

                                    Sincerely,

                                    /s/ David M. Allen
                                    -------------------------------

                                    David M. Allen
                                    Senior Vice President and
                                    Chief Financial Officer

Enclosures